Exhibit 99.2

Docusign Envelope ID: 2B493802 - 195D - 43E2 - B94A - 173A1C4C7D61

Docusign Envelope ID: 2B493802 - 195D - 43E2 - B94A - 173A1C4C7D61

Docusign Envelope ID: 2B493802 - 195D - 43E2 - B94A - 173A1C4C7D61

Ontario Ministry of Government and Consumer Services

Articles of Amendment
Business Corporations Act

Instructions

For questions or more information to complete this form, please refer to the instruction page.

Fields marked with an asterisk (*) are mandatory.

1. Corporation Information

Corporation Name *
Akanda Corp.

Ontario Corporation Number (OCN) *	Company Key *
2854618	000000000

Official Email Address *
GWLG.Ontario.Corporate@ca.gowlingwlg.com

2. Contact Information

Please provide the following information for the person we should contact regarding this filing. This person will receive official documents or notices and correspondence related to this filing. By proceeding with this filing, you are confirming that you have been duly authorized to do so.

First Name *	Middle Name	Last Name *
Charmaine		Craig

Telephone Country Code	Telephone Number *	Extension
1	416-862-5428	

Email Address *
charmaine.craig@ca.gowlingwlg.com

3. Proposed New Corporation Name (if applicable)

Complete this section only if you are changing the corporation name

If you are changing the corporation name, you can either propose a new name or request a number name. If you propose a new name for the corporation, you need a Nuans report for the proposed name. If your corporation has a number name, you must not select the option for a number name, unless you are changing only the legal element.

Will this corporation have a number name ? ☐ Yes ☐ No

4. Number of Director(s) (if applicable)

Complete this section only if you are changing the number of directors

Please specify the number of directors for your Corporation

☐ Fixed Number ☐ Minimum/Maximum

5. Shares and Provisions (if applicable) (Maximum limit is 100,000 characters per text box)

Complete this section only if you are amending the Shares and Provisions

Description of Changes to Classes of Shares

The corporation amends the Description of Classes of Shares as follows (please be specific):

Enter the Text
To consolidate the issued and outstanding common shares of the Corporation on the basis of one (1) post-

consolidation common share for every 3.125 existing pre-consolidation common shares, provided that no fractional common shares of the Corporation shall be issued in connection with the consolidation and the number of common shares to be received by any one shareholder shall be rounded down to the nearest whole number of common shares.

Description of Changes to Rights, Privileges, Restrictions and Conditions

The corporation amends the Rights, Privileges, Restrictions and Conditions as follows (please be specific):

Enter the Text

Description of Changes to Restrictions on Share Transfers

The corporation amends the Restrictions on Share Transfers as follows (please be specific):

Enter the Text

Description of Changes to Restrictions on Business or Powers

The corporation amends the Restrictions on Business or Powers as follows (please be specific):

Enter the Text

Description of Changes to Other Provisions

The corporation amends the Other Provisions as follows (please be specific):

Enter the Text

6. Authorization

☑ * I, Charmaine Craig

confirm that:

- This form has been signed by the required person.
- This amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.

The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on *
August 15, 2025

Requested Date for Amendment *
August 15, 2025

Caution - The Act sets out penalties, including fines, for submitting false or misleading information.

Required Signature

Name	Position	Signature
Jatinder Dhaliwal	Director	Signed by: Jatinder Dhaliwal 8A6E762135D3467...